13 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 207,400 RELX PLC ordinary shares at a price of 1218.4190p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 84,378,680 ordinary shares in treasury, and has 1,092,557,622 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 20,498,900 shares.

RELX NV announces that today, it purchased (through UBS Limited) 184,700 RELX NV ordinary shares at a price of €14.5426 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 75,506,694 ordinary shares in treasury, and has 973,634,778 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 18,393,300 shares.